UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Financial Center

No. 5033 Yitian Road, Futian District

Shenzhen, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces Change of Chief Financial Officer

OneConnect Financial Technology Co., Ltd. (the “Company” or “OneConnect”) today announces that Mr. Yongtao Luo (“Mr. Luo”) resigned as the chief financial officer of the Company for personal reasons, effective from August 20, 2024. Mr. Rubo Lin (Michael) (“Mr. Lin”) will succeed Mr. Luo as the chief financial officer of the Company, effective from the same date.

Mr. Luo’s departure was not a result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Mr. Lin has over 20 years experience in technology, media and telecommunications industry and capital market. Prior to joining the Company, Mr. Lin served as the chief financial officer of Ping An Technology, a leading fintech company in China. Before that, Mr. Lin served in different senior management positions of various companies from 2010 to 2020, including chief financial officer of Lenovo Group Ltd’s global mobile business unit, finance general manager of WeChat business division in Tencent and chief financial officer of Shenzhen Xiaoman Technology Co. Ltd. from 1999 to 2010, Mr. Lin worked for Microsoft, Dell and IBM in U.S/China and he held various managerial roles in service finance, business control, strategic planning, digital transformation and cloud services. Mr. Lin received his master degree of business and administration from Kelley School of Business at Indiana University Bloomington in 2005 and his bachelor’s degree in international business and economics from Hunan University in 1994.

Mr. Chongfeng Shen (“Mr. Shen”), the Company’s chief executive officer and chairman of the board would like to thank Mr. Luo for his contribution and commitment to the Company’s work throughout his time in office for the past years, and wish him success in his future endeavors. Mr. Shen would also like to welcome Mr. Lin to join the Company as the chief financial officer, and believes his extensive experience and expertise will provide valuable insight to the Company and bring OneConnect to its next chapter of growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer

Date: August 19, 2024

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